VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
April 25, 2006
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mail Stop 6010

Re:	Viragen, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 001-15823
Ladies and Gentlemen:
     We are writing to respond to the Staff’s comments communicated by telephone on April 21, 2006, relating to our letter to the Staff dated March 29, 2006. The following numbered responses correspond to the Staff’s comments.
     1. The Staff requested a clarification of the liquidated damages provision contained in the registration rights agreement as regards the termination of applicability once the shares can be freely traded under Rule 144(k). In addition, the Staff also asked that we provide our calculation of the maximum amount of the liquidated damages of $300,000, which is approximately 15% of the principal amount of the related convertible debentures.
     Respectfully, we continue to believe that the liquidated damages provision is not directly addressed by EITF 00-19, for the reasons discussed in our letter dated March 29, 2006, and as further evidenced by the on-going efforts by the FASB and EITF to address this and related issues. However, to directly address the Staff’s question, according to the provisions of the registration rights agreement, Viragen is not required to pay liquidated damages at such time as the holders have the ability to dispose of the shares underlying the convertible debentures and warrants without volume limitations, i.e. under Rule 144(k) of the Securities Act of 1933, as amended. Therefore, if we failed to achieve or maintain effectiveness of the registration statement by the time the holders could otherwise sell, without limitation, the shares underlying the convertible debentures and warrants without registration, under the provisions of Rule 144(k), the liquidated damages penalty would cease to apply at that time. Accordingly, the documents clearly establish a finite period over which we are subject to liquidated damages.

United States Securities and
  Exchange Commission
April 25, 2006

     Viragen had until October 30, 2005 to file the registration statement, which was 45 days from the September 15, 2005 closing date of the transaction. Viragen filed the registration statement on October 28, 2005. Viragen had until December 14, 2005 to achieve effectiveness of the registration statement, which was 90 days from the September 15, 2005 closing date of the transaction. The registration statement was declared effective by the Securities and Exchange Commission on November 9, 2005.
     The following calculation assumes Viragen filed the registration statement within 45 days of the September 15, 2005 closing date of the transaction because this process was within our control. Subsequent to that period, the calculation assumes a worst-case scenario by which we could be required to pay liquidated damages if we failed to achieve effectiveness of the registration statement within 90 days of the September 15, 2005 closing date of the transaction. The calculation goes on to assume we are never able to achieve effectiveness of the registration statement. In addition, the calculation does not provide for the 10 day grace period Viragen has to cure if the registration statement ceases to remain effective. We believe this scenario yields the maximum potential amount of liquidated damages.
     The liquidated damages provision of the registration rights agreement is based on a percentage of the aggregate purchase price of the then outstanding balance of the convertible debentures. Since we were required to begin repaying a portion of the convertible debentures on January 1, 2006, the aggregate purchase price of the outstanding balance of the convertible debentures decreases over time as the convertible debentures approach maturity, as would the amount of potential liquidated damages. The calculation below shows the purchase price of the outstanding balance of the convertible debentures and how it decreases as the monthly principal payments are made. The calculation of potential liquidated damages begins on December 15, 2005 and continues through September 15, 2007.
     Based on the terms of the registration rights agreement, the maximum amount of liquidated damages was calculated to be approximately $300,000, which is approximately 15% of the $2,000,000 principal amount of the convertible debentures. In evaluating the magnitude of the effect of the maximum amount of liquidated damages, we looked at it as a percentage of the principal of the debt, as that represents the total obligation of Viragen under the convertible debentures. Alternatively, the amount could be evaluated against the proceeds from the issuance, which would be approximately 21% of the $1,430,000 of proceeds, which we again believe would not be an unreasonable discount for settlement in unregistered shares.

United States Securities and
  Exchange Commission
April 25, 2006

	Beginning		Outstanding	Potential
	Purchase Price	Purchase Price	Purchase Price	Liquidated
	Balance	Payments	Balance	Damages (1.5%)
September-05	0		1,430,000
October-05	1,430,000		1,430,000
November-05	1,430,000		1,430,000
December-05	1,430,000		1,430,000	10,725
January-06	1,430,000	(44,688)	1,385,313	20,780
February-06	1,385,313	(44,688)	1,340,625	20,109
March-06	1,340,625	(44,688)	1,295,938	19,439
April-06	1,295,938	(44,688)	1,251,250	18,769
May-06	1,251,250	(44,688)	1,206,563	18,098
June-06	1,206,563	(44,688)	1,161,875	17,428
July-06	1,161,875	(44,688)	1,117,188	16,758
August-06	1,117,188	(44,688)	1,072,500	16,088
September-06	1,072,500	(44,688)	1,027,813	15,417
October-06	1,027,813	(44,688)	983,125	14,747
November-06	983,125	(44,688)	938,438	14,077
December-06	938,438	(44,688)	893,750	13,406
January-07	893,750	(44,688)	849,063	12,736
February-07	849,063	(44,688)	804,375	12,066
March-07	804,375	(44,688)	759,688	11,395
April-07	759,688	(44,688)	715,000	10,725
May-07	715,000	(44,688)	670,313	10,055
June-07	670,313	(44,688)	625,625	9,384
July-07	625,625	(44,688)	580,938	8,714
August-07	580,938	(44,688)	536,250	8,044
September-07	536,250	(44,688)	491,563	***3,687
October-07	491,563	(44,688)	446,875
November-07	446,875	(44,688)	402,188
December-07	402,188	(44,688)	357,500
January-08	357,500	(44,688)	312,813
February-08	312,813	(44,688)	268,125
March-08	268,125	(44,688)	223,438
April-08	223,438	(44,688)	178,750
May-08	178,750	(44,688)	134,063
June-08	134,063	(44,688)	89,375
July-08	89,375	(44,688)	44,688
August-08	44,688	(44,688)	0
Total				302,646

*** Cease computing liquidated damages in September 2007 as the holders are able to sell the shares underlying the convertible debentures and warrants under the provisions of Rule 144(k) two years after closing date.

United States Securities and
  Exchange Commission
April 25, 2006

2. In our disclosures contained in our periodic filings with the SEC, we have noted that the conversion price of our convertible debentures issued in September 2005 is subject to adjustment including the event that Viragen subsequently issues securities at less than the conversion price then in effect. There are other events listed in the convertible debentures that could result in an adjustment to the conversion price of the convertible debentures. These events, which are within our control, are as follows:
     a) Stock Dividends and Stock Splits. If Viragen, at any time while the convertible debenture is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions on shares of its common stock or any other equity or equity equivalent securities payable in shares of it common stock (which, shall not include any shares of it common stock issued by Viragen pursuant to this convertible debenture), (B) subdivides outstanding shares of it common stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of its common stock into a smaller number of shares, or (D) issues, by reclassification of shares of its common stock, any shares of capital stock of Viragen, then the conversion price of the convertible debenture shall be adjusted.
     b) Pro Rata Distributions. If Viragen, at any time while the convertible debenture is outstanding, shall distribute to all holders of its common stock (and not to the holders of the convertible debenture) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security, then in each such case the conversion price of the convertible debenture shall be adjusted.
     We thank the Staff for their comments. After careful review of the relevant guidance available to the Company at the time we accounted for this transaction, including EITF Issue 98-5, EITF Issue 00-27, EITF Issue 00-19 and SFAS No. 133, as well as the specific provisions contained in the Company’s September 15, 2005 securities purchase agreement, the Company believes it has properly accounted for the warrants and conversion feature of the convertible debentures.
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
  Exchange Commission
April 25, 2006

     If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,
/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President and Chief Financial Officer